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Subsidiaries of the Company

1.
Unity Wireless Systems Corporation, a British Columbia, Canada company, wholly owned by Unity Wireless Corporation.

2.
321373 B.C. Ltd., a British Columbia, Canada company, wholly owned by Unity Wireless Systems Corporation.

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Subsidiaries of the Company